

June 9, 2010

Mr. Richard Baier
Chief Executive Officer and President
US Federal Properties Trust, Inc.
4705 Central Street
Kansas City, MO 64112

> **Re:** **US Federal Properties Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 13, 2010**
> **File No. 333-166799**

Dear Mr. Baier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to fill in all blanks in your next amendment except for pricing information. In this regard, please understand that failure to fill in these terms may delay clearance to the extent that we have comments on your revisions.

2. We note that you intend to elect to be taxed as a REIT and it is unclear what amount of the net proceeds of this offering has been allocated to identified uses and assets to acquire. As a result, your offering may constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. See Securities Act Release 33-6900.

3. Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Confirm that the industry reports or studies on which you rely were not prepared for you and that

you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert's consent as an exhibit to the registration statement.

4.   We note that as part of the formation transactions, you and the operating partnership will acquire interests in contribution properties and that the contributors and minority owners will receive OP units as consideration. Please confirm to us that the units offered and to be sold to these investors are pursuant to valid private placements. Please also provide us with a detailed analysis regarding why the concurrent private placements should not be integrated into your current public offering. In particular, please tell us your relationship with the third-party investors that will participate in these transactions. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007).

Artwork

5.   Please include a statement that you do not yet own these properties, but that they will be acquired by you in the formation transactions. To the extent that there are closing conditions that may permit the seller to walk away from the transaction, include a statement that there is no assurance that these properties will be acquired by you.

Prospectus Summary

6.   Portions of your summary are repeated verbatim elsewhere in the prospectus. We note the disclosure under the headings "Industry Overview and Market Opportunity," "Competitive Strengths," and "Our Business and Growth Strategies." The summary should not merely repeat the text of the prospectus but should highlight the most important features of the offering. In addition, certain disclosure is repeated several times in the Summary. For example, the terms of the property management agreement with Lane4 Management, Inc. are described three times. Please limit the summary to those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. More detailed information is better suited for the body of the prospectus.

7.   Please identify your promoters. Refer to Item 11(d) of Form S-11.

US Federal Properties Trust, Inc., page 1

8.   We note that you have identified two potential acquisitions to enhance your portfolio. Please provide to us management's analysis of the probability of these acquisitions, including management's historical rate of closing such acquisitions. If management determined that these acquisitions are probable, please tell us why Rule 3-14 financial statements have not been provided. If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

9.   We refer to the sentence on page 1, as repeated elsewhere in the prospectus, that you believe GSA leasing growth will continue in the future due to government budget policies that "focus on cash expenditures rather than cost accruals." Please explain what you mean by this statement.

10.   Please define "Class A office properties" on page 2 and explain what you mean by "in-service" contribution properties on page 3.

Industry Overview and Market Opportunity, page 4

11.   We refer to the chart of "Growth in GSA Leased Space" on pages 5 and 77. Please tell us if at any time from 1967 to March 2010 there was a decrease in GSA leased space. In addition, please tell us why you have elected to use 1967 as the base year from which to show growth in GSA leased space.

Competitive Strengths, page 6

12.   We refer to the last bullet point on page 7. Please explain on pages 7 and 85 the term "legacy issues," and clarify, if true, that you intend to leverage your investments as part of your strategy and disclose your target leverage ratio.

Summary Risk Factors, page 9

13.   Please include a statement that the formation transactions were not negotiated at arm's length.

14.   Please include a statement that you may be required to use net proceeds from the offering or borrowed funds to make distribution payments, and that you may make distributions in shares of your common stock.

Our Organizational Structure, page 10

15.   Please revise to identify your contributors and minority owners and disclose the number of OP units to be owned by each of your contributors and minority owners.

Formation Transactions, page 11

16.   Please disclose the total consideration to be paid for each of the contribution properties, including the value of the OP units, cash and reimbursement of indebtedness.

17.   We note your disclosure on page 10 that you have not obtained appraisals of your initial properties in connection with this offering and your formation transactions. Please provide a detailed discussion of the method you used to value the properties.

Distribution Policy, page 17

18.   Please include a statement that you may use net proceeds from the offering or borrowed funds to make distribution payments, and that certain distributions may be considered a return of capital.

The Offering, page 19

19.   You state under the "Use of Proceeds" that proceeds will be used to acquire interests in your contribution properties "in part." Please explain what you mean by this.

Risk Factors, page 22

20.   Please note that each risk factor should present a single, discreet, material risk to your business, financial condition, or operations. Many of your risk factors discuss multiple risks. We note the following risk factors by way of example only:

  *   We cannot assure you that we will be able to consummate the purchase of any or all of our acquisition properties or to integrate them successfully into our business, page 22;

  *   In connection with our formation transactions, we expect to increase substantially the number of properties that we own, page 23;

  *   Our growth depends, in part, on successfully identifying and consummating acquisitions of single-tenant federal government properties…, page 23; and

  *   We may become subject to liability relating to environmental matters, which could materially and adversely affect us, page 36.

As a result of operating as a public company, we will incur significant increased costs…, page 43

21.   The risk presented applies to all public companies. Please revise the risk to discuss how this risk is unique to you or remove it. Refer to Item 503(c) of Regulation S-K.

Use of Proceeds, page 54

22.   In this section or elsewhere as appropriate, please disclose the names of the affiliates or their associates from whom you will acquire the properties and set forth the principal followed in determining the cost to you. See Instruction 5 to Item 504 of Regulation S-K.

23.   We note that you are using offering proceeds to repay indebtedness on your contribution properties. Please disclose the interest rate and maturity of such indebtedness. If such indebtedness was incurred within one year, describe the use of proceeds of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

24.   Please tell us why you have excluded the reimbursement of the $380,000 property deposit from the table on page 55.

Capitalization, page 56

25.   Please revise your table to present the pro forma effects of the formation transactions separately from the offering.

Dilution, page 57

26.   Please revise your table to show the historical net tangible book value of the accounting acquirer, the effect of the formation transactions, and the effects of the offering separately.

Distribution Policy, page 59

27.   It appears that you will be projecting an initial dividend amount in an amendment. Please revise your filing to include a distribution table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Factors That May Influence Future Results of Operations, page 64

Acquisition and Development, page 64

28.   We refer to your disclosure on page 65 that you currently have six in-process bids with the GSA. Please tell us the status of these bids and the amount of expenses you have incurred to date pursuing these contracts. In addition, please clarify, if true, that these in-process bids are subject to the assignment agreement with BC Development.

Liquidity and Capital Resources, page 69

29.   We note you are in discussions to obtain commitments for a revolving credit facility. To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

Commitments and Contingencies, page 70

Commitments, page 71

30.   Please revise your table to include the contractual obligation of the Predecessor entity.

Critical Accounting Policies, page 72

Purchase Price Allocation, page 73

31.   Here and on page F-5 you disclose that you "determine the fair value of a property using methods that we believe are similar to those used by independent appraisers." Please expand your disclosure to provide additional information about these methods.

Revenue Recognition, page 74

32.   We note that several of the leases in place at the Contribution Properties and the Acquisition Properties have a specified lease amount attributable for operating costs and real estate taxes and that these amounts will fluctuate in the future. Please tell us how you account for these amounts, how they are factored into your straight line rent calculations, and why you have not presented these reimbursements separately on the face of your statements of operations.

33.   Please update your policy to address how you account for rent concessions. Additionally, please tell us and disclose in your filing if you use the non-cancelable lease term in your calculation of rental revenue.

34.   We notice that several of the lease terms call for decreases in rent in future periods. Please disclose how you have accounted for these decreases, specifically how they affect your straight line rent calculations. Additionally, please disclose whether you present these deferred rent liabilities net of deferred rent assets and whether the right of offset exists.

Depreciation and Amortization Expense, page 74

35.   Please tell us and disclose in your filing if you use the non-cancelable lease term in your calculation of amortization. Additionally, please tell us and disclose in your filing how you consider bargain renewal periods in determining below-market lease values and the related amortization periods.

Business and Properties, page 83

36.   We refer to your disclosure that your contributors have developed eight federal government-leased build-to-suit properties since 2001, including one that is currently in development. Please disclose if any of these properties will be contributed to you in the formation transactions or, alternatively, why they are not being acquired in the formation transactions.

Our Business and Growth Strategies, page 85

37.   Please include an estimate of the aggregate annual fees you expect to pay to Lane4 Management, Inc. for the management of the properties to be contributed and acquired in the formation transactions.

Investment Process – Acquisitions, page 88

38.   Please do not aggregate in years the experience of your management team.

Our Contribution Properties, page 95

39.   For each of the Contributed Properties, please disclose the fair value of the contributed properties and the number of OP units issued to acquire these properties.

Our Acquisition Properties, page 101

40.   Your discussion of the material terms of form of commercial real estate purchase agreement is dense and difficult to follow. Please revise and eliminate the embedded list. Consider instead presenting any terms as bullet points, if necessary.

Portfolio Acquisitions, page 104

41.   We note that you have allocated the purchase price of each portfolio to the individual properties. Please disclose management's basis for allocating these individual purchase prices and confirm to us that the acquisition agreement does not specifically identify a price for each individual property.

Management, page 116

42.   Please discuss the specific experience, qualifications, attributes or skills that you
        considered in identifying your director-nominees. Refer to Item 401(e) of Regulation S-
        K.

Principal Stockholders, page 134

43.   Please include a column reflecting the beneficial ownership percentage for each director
        and officer omitting OP Units.

Certain Relationships and Related Party Transactions, page 135

44.   We note that your operating partnership will acquire from your contributors and minority
        owners 100% of the ownership interests in your contribution properties in exchange for
        OP units and cash. Please expand your disclosure to (i) identify the contributors, (ii)
        identify the minority owners, (iii) quantify the value of the property to be contributed,
        (iv) quantify the value of the units to be issued to each such party, and (v) discuss how
        the value of the property was determined. In addition, please clarify in this section and
        throughout the prospectus if the cash payable to the contributors is to be paid using a
        portion of the net proceeds of this offering.

45.   Please file the Assignment Agreement with BC Development Co. discussed on page 136
        or tell us why you have not filed such agreement.

Description of Stock, page 140

46.   We note your statements on the top of pages 140 and 145 that the summary is qualified in
        its entirety by reference to Maryland law. We further note your statement on the top of
        page 152 that the summary is qualified in its entirety by reference to the Delaware
        Revised Uniform Limited Partnership Act. Please note that a summary by its nature is
        not complete, but should highlight all the material provisions and should not be qualified
        by information outside of the prospectus. Please revise appropriately and clarify that
        each summary includes all the material information.

Financial Statements

General

47.   Please update your audited financial statements, pro forma financial statements, and Rule
        3-14 financial statements to include the three month period ended March 31, 2010.

<u>Unaudited Pro Forma Financial Statements of US Federal Properties Trust, Inc.</u>

<u>Introduction to Unaudited Pro Forma Financial Statements, page F-2</u>

48.   Please tell us why the final purchase prices to be paid for the Contribution Properties and the Acquisition properties are not finalized. Within your disclosure, specifically disclose how the purchase price will be calculated for each acquired property.

<u>Unaudited Pro Forma Balance Sheet, page F-3</u>

49.   As you will be accounting for the contribution of Denver as a business combination, please tell us how you determined it was appropriate to record deferred financing costs, net related to this business combination.

<u>Notes to Unaudited Pro Form Financial Information</u>

<u>Note 1 – Basis of Presentation</u>

<u>General, page F-5</u>

50.   Please provide to us management's analysis supporting the current accounting treatment for the formation transactions, including references to the authoritative accounting literature relied upon. Within your response, please be sure to address the following comments.

51.   Please tell us how you determined it was appropriate to select two entities as the accounting acquirer as it appears that ASC 805 requires that a single legal entity should be the accounting acquirer.

52.   It appears that you have recorded the acquisition of the Jacksonville, Florida property and the Great Falls, Montana property as a reorganization of entities under common control. Please provide information supporting that common control exist including organization charts. Within your response please provide information supporting a control group exists given Mr. Daniel Carr does not appear to be related to Mr. and Mrs. Baier.

53.   Please tell us why the Denver, Colorado and Salt Lake City, Utah properties were excluded from your reorganization of entities under common control.

54.   Please tell us management's basis for determining that the acquisition of the Salt Lake City, Utah development property should be accounted for as an asset acquisition. Within your response, please address how the existence of an executed lease agreement effected this determination.

Purchase Price Allocations, page F-5

55.   Please tell us and disclose in your filing if you use the non-cancelable lease term in your calculation of lease intangibles.

Note 2 – Pro Forma Balance Sheet, page F-6

56.   We note your descriptions of adjustment A and B. Please disclose the number of OP units that will be exchanged for the respective LLCs. Please ensure that you disclose each of the Predecessor companies separately.

57.   We note your description of adjustment C. Please disclose the number of OP units and cash that will be exchanged for DHS Salt Lake LLC.

58.   We note your description of adjustment E. Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined it was appropriate to record each of these items. Within your response, please ensure that you specifically address how each adjustment is directly attributable to the transaction, factually supportable, and has a continuing effect. Additionally, please tell us your basis for recording acquisition-related transaction costs paid to or reimbursed to the contributors and their affiliates as a reduction to equity. Please refer to ASC 805-10-25.

Note 3 – Pro Forma Statement of Operations, page F-8

59.   We note your description of adjustment E. Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined that it was appropriate to include an adjustment for each of these items. Within your response, please ensure that you address how each adjustment is directly attributable to the transaction, factually supportable and has a continuing effect.

US Federal Properties Trust, Inc. Balance Sheet as of March 9, 2010

General

60.   In light of your disclosure of environmental matters on page 113, please disclose these contingencies within your audited financial statements.

Notes to Balance Sheet

Note 3. Offering Costs, page F-12

61.   Please tell us and disclose in your filing if you are obligated to reimburse the contributors for the costs they incurred on your behalf. To the extent you are obligated to reimburse them, please tell us how you determined it was not necessary to record a liability for this obligation. Additionally, please disclose in your filing the amount of such costs that have been incurred to date and the estimate of the total costs you expect to reimburse.

62.   On page 11, you disclose you "will pay to BC Development Co. $ in cash with a portion of the net proceeds from this offering for the reimbursement of advances relating to out of pocket costs associated with our formation, this offering and the purchase of our acquisition properties (excluding $380,000 of property deposits and $ of transaction costs)." Please disclose this information in your financial statement footnotes. Further, please tell us and disclose in your filing if you are obligated to reimburse BC Development for these costs. To the extent you are obligated to reimburse them, please tell us how you determined it was not necessary to record a liability for this obligation.

Combined Financial Statements of US Federal Properties Trust Predecessor

Combined Statements of Cash Flows, page F-17

63.   Please tell us how you have complied with paragraph 7 of ASC 230-10-45, or tell us how you determined it was appropriate to present your contributions and distributions net.

Notes to Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Deferred Financing Costs, page F-19

64.   Please tell us and disclose in your filing if the straight-line basis of amortization of deferred financing costs approximates the effective interest rate method.

Fair Value Measurements, page F-20

65.   Please tell us how you have complied with paragraph 2e of ASC 820-10-50, or tell us how you determined it was not necessary to disclose the inputs and valuation technique used to measure your interest rate swap agreements.

Note 7. Contingencies, page F-23

66.   Please tell us how you have complied with ASC 450-20-50, or tell us how you
        determined it was not necessary to disclose the environmental matters related to your
        Great Falls, Montana property.

Statement of Revenues and Certain Operating Expenses of 12445 E. Caley Ave., Centennial, CO

Notes to Statement of Revenues and Certain Operating Expenses

1. General Information, Basis of Presentation and Summary of Significant Accounting Policies

Rental Income, page F-27

67.   For each of the properties for which you present statements of revenues and certain
        operating expenses, please disclose the difference between the rental revenue recorded
        and the amount of lease payments due.

68.   Please tell us how your revenue recognition policy of recording tenant reimbursements
        complies with U.S. GAAP. Specifically, tell us how you determined it is appropriate to
        recognize the revenue when it becomes *billable*.

Exhibits

69.   Please file your remaining exhibits as soon as possible in order to allow us sufficient time
        to review those documents. If you are not prepared to file your legal and tax opinions
        with your next amendment, please provide draft opinions for us to review.

70.   We note that you are filing the "form of" several agreements. Please tell us why you are
        not able to file the final agreements prior to effectiveness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert R. Kaplan, Jr., Esq.
        Robert R. Kaplan, Esq.
        Gregory Kaplan PLC
        Via facsimile (804) 916-9117